DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report

Collection Period Ended   31-Oct-2022

Amounts in USD

Dates

Collection Period No.	1				
Collection Period (from... to)	1-Sep-2022	31-Oct-2022			
Determination Date	10-Nov-2022				
Record Date	14-Nov-2022				
Distribution Date	15-Nov-2022				
Interest Period of the Class A-1 Notes (from... to)	19-Oct-2022	15-Nov-2022	Actual/360 Days	27	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	19-Oct-2022	15-Nov-2022	30/360 Days	26	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	178,880,000.00	108,719,681.75	70,160,318.25	392.220026	0.607780
Class A-2 Notes	360,000,000.00	360,000,000.00	360,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	360,000,000.00	360,000,000.00	360,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,000,000.00	80,000,000.00	80,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**978,880,000.00**	**978,880,000.00**	**908,719,681.75**	**70,160,318.25**		
Overcollateralization	93,867,344.34	93,867,344.34	93,865,392.63			
Adjusted Pool Balance	1,072,747,344.34	1,072,747,344.34	1,002,585,074.38			
Yield Supplement Overcollateralization Amount	59,010,660.22	59,010,660.22	54,146,574.99			
Pool Balance	**1,131,758,004.56**	**1,131,758,004.56**	**1,056,731,649.37**			

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	93,865,392.63	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	70,160,318.25	392.220026
Class A-2 Notes	5.070000%	1,318,200.00	3.661667	1,318,200.00	3.661667
Class A-3 Notes	5.230000%	1,359,800.00	3.777222	1,359,800.00	3.777222
Class A-4 Notes	5.390000%	311,422.22	3.892778	311,422.22	3.892778
Total		**2,989,422.22**		**73,149,740.47**	

Amounts in USD

Available Funds	
Principal Collections	73,521,062.37
Interest Collections	9,368,119.73
Net Liquidation Proceeds	804,539.58
Recoveries	0.00
Purchase Amounts	457,506.89
Advances made by the Servicer	0.00
Investment Earnings	73,002.86
Available Collections	**84,224,231.43**
Reserve Fund Draw Amount	0.00
Available Funds	**84,224,231.43**

Distributions	
(1) Total Servicing Fee	1,886,263.34
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	2,989,422.22
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	70,160,318.25
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	9,188,227.62
Total Distribution	**84,224,231.43**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,886,263.34	1,886,263.34	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,989,422.22	2,989,422.22	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,318,200.00	1,318,200.00	0.00
thereof on Class A-3 Notes	1,359,800.00	1,359,800.00	0.00
thereof on Class A-4 Notes	311,422.22	311,422.22	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,989,422.22	2,989,422.22	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	70,160,318.25	70,160,318.25	0.00
Aggregate Principal Distributable Amount	70,160,318.25	70,160,318.25	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,531.24
minus Net Investment Earnings	2,531.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,531.24
Net Investment Earnings on the Collection Account	70,471.62
Investment Earnings for the Collection Period	73,002.86

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $178M (16.3%), Class A-2 Notes $360M (33.1%), Class A-3 Notes $360M (33.1%), Class A-4 Notes $80M (7.3%), Certificates $111M (10.2%), Total $1,088M (100.0%).

The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $110,712,884, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	1,131,758,004.56	6,504
Principal Collections	60,715,931.64	
Principal Collections attributable to Full Pay-offs	12,805,130.73	
Principal Purchase Amounts	454,286.21	
Principal Gross Losses	1,051,006.61	
Pool Balance end of Collection Period	1,056,731,649.37	6,338
Pool Factor	93.37%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	5.06%
Weighted Average Number of Remaining Payments	40.44	38.93
Weighted Average Seasoning (months)	16.34	18.61

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,055,778,225.83	6,320	99.91%
31-60 Days Delinquent	708,880.69	15	0.07%
61-90 Days Delinquent	244,542.85	3	0.02%
91-120 Days Delinquent	0.00	0	- %
Total	1,056,731,649.37	6,338	100.00%

Delinquency Trigger		
		10.500%
60+ Delinquency Receivables to EOP Pool Balance		0.02%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,051,006.61	8	1,051,006.61	8
Principal Net Liquidation Proceeds	799,809.40		799,809.40	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	251,197.21		251,197.21	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.138%
Prior Collection Period	- %
Second Prior Collection Period	- %
Third Prior Collection Period	- %
Four Month Average	0.138%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.022%
Average Net Credit Loss/(Gain)	31,399.65

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		**Delinquncies**			**Lifetime**
Pd.	**Gross**	**Net**	**31-60**	**61-90**	**91+**	**CPR**
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%